UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALLOGENE THERAPEUTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
019770 10 6
(CUSIP Number of Class of Securities)
David Chang, M.D., Ph.D.
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080
(650) 457-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Charles J. Bair Asa M. Henin Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Veer Bhavnagri General Counsel Allogene Therapeutics, Inc. 210 East Grand Avenue South San Francisco, CA 94080 (650) 457-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note
This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 21, 2022 by Allogene Therapeutics, Inc. (the “Company”), in connection with its offer to exchange on the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Options dated June 21, 2022 (the “Exchange Offer”).
This Amendment No. 1 is being filed to update the information required by Item 3 of the Schedule TO in light of the appointment of Stephen Mayo, Ph.D. to the Board of Directors of the Company on July 8, 2022. Except as specifically provided herein, the information contained in the Exchange Offer remains unchanged by this Amendment No. 1. You should read this Amendment No. 1 together with the Exchange Offer.
Item 3.         Identity and Background of Filing Person.
Item 3 of the Schedule TO is hereby amended and restated as follows:

(a) Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.
The address of each executive officer and director of the Company is:
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
David Chang, M.D., Ph.D.	President, Chief Executive Officer and Director
Eric Schmidt, Ph.D.	Chief Financial Officer
Rafael G. Amado, M.D.	Executive Vice President of Research and Development and Chief Medical Officer
Alison Moore, Ph.D.	Chief Technical Officer
Veer Bhavnagri	General Counsel

Directors
Elizabeth Barrett	Director
Arie Belldegrun, M.D.	Executive Chair of the Board of Directors
David Bonderman	Director
John DeYoung	Director
Franz Humer, Ph.D.	Director
Joshua Kazam	Director
Stephen Mayo, Ph.D.	Director
Deborah Messemer	Director
Vicki Sato, Ph.D.	Director
Todd Sisitsky	Director
Owen Witte, M.D.	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLOGENE THERAPEUTICS, INC.

By:	/s/ David Chang
David Chang, M.D., Ph.D.
President and Chief Executive Officer
Dated: July 12, 2022